Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
RingCentral, Inc.:
We consent to the use of our report dated February 26, 2021, with respect to the consolidated balance sheets of RingCentral, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference.
Our report on the consolidated financial statements refers to RingCentral, Inc.'s adoption of Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 842, Leases, as of January 1, 2019.
/s/ KPMG LLP

San Francisco, California
February 26, 2021